FOR IMMEDIATE RELEASE
JED OIL INC. ANNOUNCES RECORD SECOND QUARTER FINANCIAL RESULTS AND
PROVIDES DRILLING UPDATE
(all amounts expressed in U.S. Dollars)
Calgary, Alberta — Tuesday, August 15, 2006 — JED Oil Inc. (AMEX: JDO) today announced financial results for the second quarter ended June 30, 2006 and updated its drilling progress.
Second Quarter 2006 Compared to Second Quarter 2005
•	Average production increased 291% to 2,277 boe/d from 583 boe/d;

•	Revenue rose 333% to approximately $8.6 million from approximately $2 million;

•	Funds from operations increased 85% to approximately $3.2 million from approximately $1.7 million.
Summarized financial and operational data
(in US$000’s except for volumes and per share amounts)

	Three months Ended June 30			Six months Ended June 30
	2006	2005	Change	2006	2005	Change
Production Information
Oil production (boe per day)	904	406	123%	746	461	62%
Gas production (mcf per day)	8,234	1,063	675%	6,119	735	733%
Total production (boe per day)	2,277	583	291%	1,766	584	202%

Financial Information
Petroleum and Natural Gas Revenue	$8,639	$1,994	333%	$13,277	$3,734	256%
Funds from operations (1)	$3,154	$1,707	85%	$4,632	$2,528	83%
Funds from operations per share, basic(1)(2)	$0.20	$0.12	67%	$0.31	$0.18	72%
Net Income (3)	$468	$865	-46%	$446	$999	-55%
Net income per share, basic(2)(3)	$0.03	$0.06	-50%	$0.03	$0.07	-57%

Operating information (on a per boe basis)
Average price received per bbl of oil	$52.00	$38.28	36%	$48.90	$35.30	39%
Average price received per mcf of gas	$5.82	$5.99	-3%	$6.02	$5.90	2%
Average price received per boe	$41.70	$33.68	24%	$41.53	$33.15	25%
Operating costs per boe	$8.01	$6.80	18%	$8.80	$5.06	74%
Operating netbacks per boe	$24.42	$23.58	4%	$24.18	$22.73	6%

“BOEs” may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(1)	The term “Funds from operations” or “cash flow” expressed before changes in non-cash working capital, is used by the Company to measure and evaluate operating performance, leverage, and liquidity. The term “operating netback” which is calculated as the average unit sales price, less royalties and operating expenses, represents the cash margin for every barrel of oil equivalent sold. These terms do not have any standardized meaning prescribed by United States Generally Accepted Accounting Principles (“GAAP”) and therefore may not be comparable with the calculation of similar measures for other companies. Funds from operations are reconciled to GAAP earnings in a table included in the Company’s second quarter of 2006 Management Discussion and Analysis (“MD&A”) which is available at www.sec.gov and www.sedar.com.

(2)	All per share numbers reflect the 3-for-2 stock split that occurred in October, 2005.

(3)	Reflects higher than normal depletion charge due to conversion of proven undeveloped reserves to proven producing.
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JED Oil News Release	Page 2
August 15, 2006
“We are pleased with the record revenue and funds from operations,” stated David Ho, JED’s CFO. “Our net income was impacted by an abnormally high non-cash depletion charge due to the conversion of proven undeveloped reserves to proven reserves on our recently drilled Ferrier wells. The remainder of the Ferrier drilling locations do not have proven undeveloped reserves assigned to them.”
In the second quarter, JED drilled 2 wells (0.9 net) with a 100% success rate. So far in the third quarter, JED has drilled 6 additional wells with a 100% success rate. Of significance, the first well drilled in the Pinedale area encountered multiple pay sections. JED has recently finished fracture stimulating this well and has completed the installation of a pipeline to transport its gas to market. The well is currently being flowed back through a choke to recover the fluid used during the fracture stimulation and will be tied in immediately. “We are very encouraged with the initial indications from our first well in Pinedale and will provide a further update once the frac fluid has been recovered and the well is producing at a stabilized rate,” stated Tom Jacobsen, JED’s CEO. “We have immediately begun drilling our second well to delineate this discovery, permitted two additional locations and are currently preparing an application to drill on a 20 acre spacing in the Pinedale area. The downspacing would allow the drilling of up to 32 wells within JED’s current land holdings.”
“The second quarter is traditionally a slow quarter for drilling due to spring breakup when the frost is coming out of the ground and rigs and heavy equipment are banned from using many of the roads,” added Al Williams, JED’s President. “Three of the recently drilled wells in Ferrier have been tested to date, indicating an increase of over 500 boe/d net to JED with testing and tie in of all the recently drilled wells ongoing. With the recent success, especially in the Pinedale area, we have ramped up our drilling activity in three focused areas.” JED has budgeted 11 additional wells to be drilled in the Ferrier area before year end. In addition, there are currently 17 drilling locations identified in North Dakota. Currently, JED has one rig drilling in the Pinedale area of Wyoming, one drilling in North Dakota and two drilling in the Ferrier area of Alberta.
JED has also signed a Letter of Intent with Enterra Energy Trust (NYSE:ENT), (TSX:ENT.UN) regarding a property swap whereby, JED will be swapping its interests in properties in East Central Alberta, the Desan area of Northeast British Columbia and the Ricinus area of Alberta for interests Enterra holds in the Ferrier area of Alberta where JED is active. The swap will be based on independent third party engineering evaluations that are anticipated to be completed later this month with a definitive agreement expected by August 31, 2006 and closing to occur prior to September 20, 2006. This agreement would also terminate the Agreement of Business Principles between JED and Enterra whereby Enterra has a right of first refusal on properties that JED owns and JED has the ability to farm-in on Enterra’s undeveloped lands. “This swap allows JED to obtain a larger working interest in our core area of Ferrier,” stated Reg Greenslade, JED’s Chairman. “The Agreement of Business Principles with Enterra has declined in significance as we have a substantial inventory of drilling plays in concentrated areas and this arrangement allows us to refine our focus even further resulting in additional operating efficiencies.” Closing is subject to approval of lenders and other necessary approvals.
As previously announced, JED is pursuing a merger with JMG Exploration, Inc. (NYSE: ARCA: JMG, JMG+) (“JMG”) in which JMG would merge with a wholly-owned subsidiary of JED in the U.S. JMG’s securities would be exchanged for securities of JED on the basis of two-thirds of a JED common share for each JMG common share.
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JED Oil News Release	Page 3
August 15, 2006
Both companies have formed independent Board committees and engaged financial advisors to perform fairness opinions with respect to this proposed transaction. As a result of JED’s recent financing and required filings, closing of the transaction is estimated in the latter part of the third quarter or the early part of the fourth quarter. This transaction is subject to receipt of regulatory approval.
Conference Call
JED Oil will host a conference call later today at 11:00 am Eastern Time/9:00 am Mountain Time, to discuss the second quarter results, recent corporate news and the outlook for the Company. Interested parties may participate in the call by dialing 706-679-0879. Please call in 10 minutes before the conference is scheduled to begin and ask for the JED Oil conference call. After opening remarks, there will be a question and answer period. This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.jedoil.com. To listen to the live call, please go to JED Oil’s website at least 15 minutes early to register, and if necessary, download and install any audio software. If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days. We suggest listeners use Microsoft Explorer as their browser.
A comprehensive financial report for the three months and six months ended June 30, 2006 will be available at are available www.sec.gov and www.sedar.com.
About JED
Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and develops and operates oil and natural gas properties principally in western Canada and the United States.
This announcement does not constitute or form part of any offer to sell or invitation to purchase any securities or solicitation of an offer to buy any securities, pursuant to the merger or otherwise.
This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the failure to obtain the necessary consents to complete the swap with Enterra on a timely basis or at all, the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of JED or JMG shareholders to approve the merger; the risk that the businesses of JED and JMG will not be integrated successfully or as quickly as expected; and the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected. Additional factors that may affect future results are contained in JED and JMG’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither JED nor JMG is under any obligation, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.
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JED Oil News Release	Page 4
August 15, 2006
NOTE: In connection with the proposed merger, JED intends to file a registration statement on Form F-4, including a joint proxy statement/prospectus of JED and JMG, and JED and JMG will file other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement, including the joint proxy statement (and all amendments and supplements to it) and other materials when they become available because they contain important information. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about JED and JMG, without charge, at the SEC’s Web site (www.sec.gov). Copies of JED’s filings may also be obtained without charge from JED at JED’s Web site (www.jedoil.com) or by directing a request to JED at Investor Relations, Suite 2200, 500 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V6.
JED and its respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.

Company Contacts:	or	Investor Relations Counsel
JED Oil Inc.		The Equity Group Inc.
Reg Greenslade, Chairman		Linda Latman (212) 836-9609
(403) 213-2507		Lena Cati (212) 836-9611
Al Williams, President		www.theequitygroup.com
(403) 537-3250
www.jedoil.com